INVEST IN **SWING ZEN**

AI golf training tracking body, club and ball. Club and ball speed with phone


SWING
ZEN

swingzen.com College Grove TN

LEAD INVESTOR



Chris Phillips investor

As a seasoned entrepreneur, I look for opportunities to invest in new technology. I met Glen Yarbrough, he told me about his new venture into Swing Zen. I loved his passion and attention to detail. This is really what separates Swing Zen from the competition. It is an innovative and intuitive AI that improves the everyday golfers ability to have the cutting edge technology at their fingertips. If you are looking for an opportunity to invest in a cutting edge technology, look no further than Swing Zen.

Invested $5,000 this round & $10,000 previously

Highlights

1. ⛳ Measure club and ball speed directly with your phone
2. Patent-pending AI technology (ability to measure speed with only a camera phone)
3. More comprehensive AI Pro golf training by tracking body, club and ball.
4. We believe investors love to invest in something they understand. They understand AI training is coming to golf
5. 2000+ downloads to date
6. App has the option to connect your data with a PGA Golf Pro for review and further coaching

Our Team



Glen Yarbrough Founder and President

30+ year serial inventor of products featured in Amazon, Home Depot, Menards, and more, as well as, an entrepreneur with multiple successful startups.

I am a career inventor and an amateur golfer. I'm always looking at ways to do things different and better. Initially the idea started with creating an app that could accurately measure clubhead speed with only the use of a phone. Years of R&D has accomplished that goal and much more. The concept grew into what we now call "SwingZen".



Nicole Smith Marketing Director

Taken a worldwide organization from social media obscurity to having over 9 million SM



connections. Successfully ran a social media marketing company that has promoted multiple brands.



Dave Chesson Corporate Strategy Partner

CEO Paladin Analytics. U.S. naval liaison officer turned author and founder of technology based company with multiple successful app based business models in place.Has created multiple app based businesses with worldwide success.



Bradley Jones Director of Finance and Accounting

Certified Public Accountant with 4 years public accounting experience and 5 years of corporate accounting experience, one of which was a multi-billion dollar publicly traded healthcare company.



Scott Pierce Director of Instruction

He is a 30 year veteran PGA certified teaching professional. He has played a key role in developing the SwingZen teaching system



Jason Margaca

Jason Margaca is a Creative, Media, and Marketing Specialist who has an understanding of both the startup market and beyond.

Pitch


Problem & Opportunity
GOLF IS FRUSTRATING
The most significant frustration for golfers is often not knowing what exactly is going wrong with their swing.
In search of the answer, they hop on YouTube and watch video after video, trying to figure out why they cannot strike the ball with any accuracy or consistency.
The problem with this approach is that it does not address the unique needs of each golfer.
SWINGZEN IS THE SOLUTION
Enter SwingZen as the solution, which stands apart from the competition with its unique approach to AI instruction.
Swing Analysis Re
JUNE 2022
15 Overall
08 Set Up
03 Back Swing
12 Down Swing
Swing Data


Brand Overview
MISSION
to bring a state-of-the-art AI training system directly to your pocket and at an affordable price.
PRODUCT OVERVIEW
SwingZen is an app-based, AI-enhanced golf training system designed to accurately track the range of motion of a golfer's body, club, and swing dynamics from any smartphone.
No expensive doppler or sensors are needed!
SWING ZEN


Our Technology
HOW IT WORKS
The SwingZen Analyzer app provides precise feedback in the form of automatically marked-up video



visual references.

The Analyzer tracks 17 specific body points plus club and ball flight throughout the swing.

There are two video perspectives - Down-The-Line and Face-On - that give distinctive data feedback that will transform your game.

Our Technology

PRODUCT SNAPSHOT

DYNAMIC FEEDBACK	The SwingZen Analyzer app provides precise feedback in the form of automatically marked-up video playback, speed calculations, and visual references.
PRIORITIZED LESSON PLAN	Failed segments of a swing are broken down into a priority list, allowing the golfer to easily and systematically work through each checkpoint, building accuracy and consistency one swing point at a time.
AI PRO TIPS	From the priority list, our system links the golfer to AI Pro Tips and SwingZen Pro Instruction Video Content that are designed to boost the golfer's performance for each swing sequence checkpoint.
AI-ENHANCED LESSONS	The SwingZen platform brings digital golf instruction to the next level by allowing golfers to purchase AI-enhanced lessons directly from PGA/LPGA Certified Pros.

Our Technology

PATENT PENDING

SwingZen has filed for patent rights for the process of accurately measuring club and ball speed with only a smartphone.

Our app's club and ball speed accuracy has been verified compared to physical doppler speed calculation devices.

Our competition has expressed an interest in doing the same without realizing SwingZen has already beaten them to it.


All Videos
Face View
Down the Line
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Our Timeline

MILESTONES TO DATE

2019	2020	2021	2022
SWINGZEN FOUNDED	Attended the PGA Trade Show with stellar feedback on pre-development concept	Machine Learning Perfects AI-Tracking and Feedback from 2k Beta Test Users	AI AND APP DEV ENDS
$300k+ in Pre-Seed from 13 investors with $200k in additional Founder investment	Video Feedback cleaned to eliminate false hits and dramatically improve AI-tracking	2k Beta Test Users also Identified Areas of Improvement for UI	USER INTERFACE UPDATE BEGINS
AI AND APP DEV BEGINS	BETA TESTING PHASE BEGINS	BETA TESTING PHASE ENDS	2ND ROUND FUNDING BEGINS

Our Timeline

PATH FORWARD TIMELINE

FALL '22	SPRING '23	FALL '23	FALL '24
GOAL OF 1.2M SEED FUNDING SET		BREAK-EVEN POINT	BASEBALL/SOFTBALL APP LAUNCH
EARLY INVESTOR	PRO TEACHING	BASEBALL/SOFTBALL	AI-DRIVEN AD


PHASE BEGINS
PLATFORM LAUNCH
APP DEV STARTS
PROGRAM LAUNCH
CROWDFUNDING CAMPAIGN LAUNCHES
AI-DRIVEN AD PROGRAM DEV STARTS
SOCCER APP DEV STARTS


Our Company
REVENUE STREAMS
SUBSCRIPTION SERVICES
Free Subscription: $0
Monthly Subscription: $9.99
Annual Subscription: $99.99
PRO LESSONS PLATFORM
Pro Lesson Service: 10% Convenience Fee
SPORTS BEYOND GOLF
Baseball and Softball
Tennis
Soccer
Hockey
Lacrosse
Cricket and More
A GLOBAL MARKET
Hitting the global market makes the earning potential of this product is near limitless
JOIN TODAY!
Free Plan
$0
Monthly Plan
$9.99
Annual Plan
$99.99


Our Company
MARKET PENETRATION
Subscription Revenue:
With a 2% market share for AI-based training, SwingZen subscription revenue would reach a gross income of $58.1M annually within five years.
The Pro Teaching Platform Revenue:
With a 2% market share of active students in the US with approximately $3/lesson, 1.5M lessons booked, we will add approximately $4.5M additional annual revenue within five years.
Expansion of Product Revenue:
With the addition of other sports, as well as an expansion into the global golf market, the below projection will expand exponentially over time.
$62.6M Gross Annual Revenue within five years.
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Future projections listed above cannot be guaranteed.

REVENUE GOALS

20% of the overall budget goes to marketing - An estimated 10% conversion rate to the FREE version. Of that 10%, 60% are projected to sign up for the monthly subscription. The other 40% are projected to sign-up for the annual subscription. Future projections cannot be guaranteed.

MARKET DYNAMICS

A ship that embarks on a global voyage needs constant redirection to stay on course. Especially when the AI sports training world is an ever-changing, dynamic market. Here's our plan for success.

RESEARCH

Market research will be commonplace to identify key market segments and future product development to serve our user base better.

ADAPT

By conducting user surveys, SwingZen intends to constantly adapt its product development to ensure we increase our customer base and retention rate.

TRACK

To stay on top of emerging trends in tech, we'll track consumers' behaviors, watch the business landscape, and keep a pulse on competitors.

EXPAND

Our early- and long-term- growth strategy is expanding into other sports, such as softball, baseball, tennis, hockey, and more.

THRIVE

By continuing to research, adapt, track, and expand, SwingZen is on the path to surviving and thriving in a lucrative marketplace.



Our Company
FUNDING & BUDGET
FUNDRAISING GOAL: $1,234,100
USE OF FUNDS:
Marketing 37.3%
Software Dev 34.6%
Manpower 15.8%
Prof Services 7.4%
OPEX 3.4%
Misc 2.3%
R&D 2%
Misc 2.3%
OPEX 3.4%
Services 7.4%
Manpower 13.1%
Software Dev 34.7%
Marketing 37.3%



Our Company
GROWTH STRATEGY
Brand Identity and Communication Strategy
Build a brand identity around the communal aspect of golf and highlight the humor-driven frustration that golfers often feel when faced with the dreaded "bad shot."
Corporate and Community Engagement
The famous saying is "business deals are made on the golf course." Building relationships with companies within our target market will create multiple revenue sources and impactful media press.
Influencer Marketing
SwingZen will tap into the brand trust that influencers often generate with their followership as a breakout brand and technology.
Optimized Targeted Ads and Social Media
Consistent digital advertisement directed at our crucial market segment and aligned with the SwingZen brand identity gets the momentum started and building.



SWING ZEN
Our Company
THE COMPETITION
Although AI-driven golf training is in its infancy, the marketplace is starting to fill with other companies aware of the demand for AI technology in the golf training space.
SwingZen stands out in the crowd.
Other companies provide AI-enhanced training systems; however, they cannot accomplish the same things SwingZen can do due to the premise of their system restraints. Let's explain...



Our Company
THE COMPS
• The common concept for other systems is to track the body and some clubhead positions throughout the swing to assist in delivering analytics and feedback. But, this feedback is limited because other systems do not capture video at as high a frame rate as SwingZen.
• Our Analyzer captures videos at 240 frames per second, which allows our system to provide a great deal more accuracy and detail in its feedback.
SWING ZEN
Good Morning,
Marshall Williams

- Also, the competition does not offer visual tracking of the club or ball.

We are the only product offering of its kind that delivers accurate club and ball speed through smartphone video capture to our knowledge.

- Finally, other companies tout that they want to "partner" with golf pros when the way their systems are designed, the goal is more likely to replace the golf pro rather than partner with them.


JUNE 2022
08 Video Uploads
03

Our Company

SWINGZEN STANDS OUT IN THE CROWD

APP FEATURES	THE COMPETITION	SWING ZEN
Tracks Body & Some Clubhead Positions	✓	✓
Priority List Instruction Plan	✓	✓
Each Falt Corrected with both written and video AI Pro Tip	✓	✓
In app video capture	✓	
Delivers Accurate Club & Ball Speed		✓
Dynamic Visual Tracking of Body, Club, and Ball		✓
Static Visual Tracking of Body, Club, and Ball		✓
Captures Video in 240 FPS for Detialed Data Feedback		✓
Partners with PGA/LPGA Pros for AI-Enhanced Instruction		✓

Our Company

MEET THE TEAM



Glen Yarbrough
Founder and President

30+ year serial inventor of products featured in Amazon, Home Depot, Menards, and more, as well as, an entrepreneur with multiple successful startups.



Nicole Smith
Marketing Director

Over 10 years of experience as internet entrepreneur focusing on brand development, growth, marketing, and engagement.



Dave Chesson
Corporate Strategy Partner

CEO Paladin Analytics. U.S. naval liaison officer turned author and founder of technology based company with multiple successful app based business models in place.

READ STORY IN Forbes



Bradley Jones
Director of Finance

CPA with Corporate finance experince ranging from Director of Accounting to Director of Investor Relations and Strategy.

SWING ZEN

THANK YOU

AND HAPPY GOLFING!

swingzen.com